

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360





February 22, 2005

VIA AIR COURIER

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Samsung Electronics Co., Ltd.
Commission File No. 82-3109
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to supplement the submission of documents pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. The enclosed documents (Sale of Semiconductor Production Equipment to a Subsidiary) should bring your file on our company up to date.

Should you have any questions with respect to the foregoing, please do not hesitate to call Mr. Jinduk Han of Cleary, Gottlieb, Steen & Hamilton, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2532-3723. Thank you.

Very truly yours,

Sean Kim
Assistant Manager
Investor Relations Team
Samsung Electronics
Tel) +82-2-727-7531
Fax) +82-2-727-7427
Email) seanway.kim@samsung.com


SAMSUNG
ELECTRONICS

February 22, 2005

Sale of Semiconductor Production Equipment to a Subsidiary

On Feb. 21, 2005, the management committee has authorized to sell semiconductor production equipment to Samsung Electronics Souzhou Semiconductor Co., Ltd. (overseas subsidiary).

▫ **Details**

1. Transaction amount: KRW 96,900,000,000
   (Includes moving expenses of KRW 5,300,000,000)

2. Purpose: To enhance cost competitiveness and make an efficient utilization of capacity in response to an increase in production.


SAMSUNG
ELECTRONICS

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360

February 22, 2005

VIA AIR COURIER

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Samsung Electronics Co., Ltd.
Commission File No. 82-3109
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to supplement the submission of documents pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. The enclosed documents (Filing an Appeal against District Court Verdict on the Case for Nullifying the Results of the 35th AGM) should bring your file on our company up to date.

Should you have any questions with respect to the foregoing, please do not hesitate to call Mr. Jinduk Han of Cleary, Gottlieb, Steen & Hamilton, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2532-3723. Thank you.

Very truly yours,

Sean Kim
Assistant Manager
Investor Relations Team
Samsung Electronics
Tel) +82-2-727-7531
Fax) +82-2-727-7427
Email) seanway.kim@samsung.com


SAMSUNG
ELECTRONICS

February 22, 2005

Filing an Appeal against District Court Verdict on the Case for Nullifying the Results of the 35th AGM

▫ **Details**

1. On Feb. 15, 2005 plaintiffs, Geun-Yong Park and Gi-Sik Kim, filed an appeal to the Seoul High Court against the district court verdict.

2. Previous verdict for the 1st trial
On Dec. 27, 2004 the first trial court had earlier dismissed the plaintiff's claim that "the shareholder approval of financial statements, appointment of outside directors and executive directors should be invalidated since the FY2003 AGM (February 27, 2004) violated the due process of voting".